UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-118590

Liebert Corporation Profit Sharing Plan
(Exact name of registrant as specified in its charter)

8000 West Florissant Avenue St. Louis, Missouri 63136
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the Liebert Corporation Profit Sharing Plan
(Title of each class of securities covered by this Form)

none
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[ X ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ X ]

Approximate number of holders of record as of the certification or notice date:         0

Pursuant to the requirements of the Securities Exchange Act of 1934, the Emerson Electric Co. Profit Sharing Plan, formerly known as the Liebert Corporation Profit Sharing Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EMERSON ELECTRIC CO. PROFIT SHARING PLAN (F.K.A LIEBERT CORPORATION PROFIT SHARING PLAN)

Date:	January 31, 2006	By:	/s/ KEN W. ROLLS
		Name:	Ken W. Rolls
		Title:	Plan Administrator

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.